Ballard Spahr

1909 K Street, NW

12th Floor

Washington, DC  20006-1157

Tel 202.661.2200

FAX  202.661.2299

www.ballardspahr.com

Mark F. Costley

Tel: 202.661.7613

Fax: 202.661.2299

costleym@ballardspahr.com

May 11, 2016

By Electronic Filing

Dominic Minore, Esq. Securities and Exchange Commission Division of Investment Management 100 F. Street, N.E. Washington, DC 20549

Re:

Stratus Fund, Inc. (File No.: 811-6259)

Proxy Statement on Schedule 14A

Dear Mr. Minore:

We represent Stratus Fund, Inc. (the “Fund”).  On behalf of our client, we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which you provided to me via telephone on May 9, 2016, regarding the preliminary proxy statement (the “Proxy Statement”) filed by the Fund on April 28, 2016 (the “PRE14A”).  Below, we have briefly summarized the Staff’s comments, followed by our responses.  Capitalized terms used in this letter, unless defined herein, have the respective meanings given to them in the Proxy Statement.

For the Staff’s convenience of reference, we are also providing in a separate e-mail to you a blacklined copy of the Proxy Statement which shows the changes made by the Fund by comparing the PRE14A with a revised version of the Proxy Statement, and a blacklined copy of the Fund’s revised Rule 497 filing.

1.

Comment. Consider revising the proxy materials to add additional disclosure and an additional matter for voting on the proxy card regarding shareholder approval of any adjournment or postponement of the Shareholder Meeting.

Response. The Fund is declining to implement this change, in light of the following disclosure on page 3 of the Proxy Statement, which the Fund believes provides accurate disclosure:

In the event that sufficient votes are not received in favor of the proposal to liquidate and dissolve the Fund, the persons named as proxies may propose one or more adjournments of the meeting.  Any adjournment would require a vote in favor of the adjournment by the holders of a majority of the shares present (in person or by proxy) at the meeting or any adjournment thereof.  The persons named as proxies will vote all shares that have voted for the proposal in favor of adjournment; shares voted against the proposal will be voted against adjournment.

2.

Comment. Disclose in the Proxy Statement whether the Board considered other alternatives to liquidation and the results of that consideration.

Response.  The Proxy Statement has been revised, at page 3, under the Heading “Background,” to address this comment.  In particular, the following disclosure has been added:

In reaching this conclusion, the Board of Directors considered the Adviser’s previous unsuccessful efforts to identify potential merger candidates for the Portfolios, among other strategic alternatives.

3.

Comment. Disclose in the Proxy Statement what happens if the liquidation is approved by only one portfolio.

Response. The Proxy Statement has been revised to address this comment.  In particular, the following disclosure has been added to the end of the first paragraph on page 2 of the Proxy Statement:

If the proposal is not approved by a majority of shareholders of each Portfolio, the proposal will not become effective.

4.

Comment. Confirm that sales of portfolio securities will not be made to affiliates of the Fund.

Response. The Fund confirms that sales of portfolio securities will not be made to affiliates of the Fund.

5.

Comment. Confirm that the fund will assess the collectability of receivables and will include in the costs of liquidation anything that is unlikely to be collected.

Response.  The Fund confirms that the collectability of receivables has been assessed and will include in the costs of liquidation anything that is unlikely to be collected.

6.

Comment. Confirm that Codification Topic 450 and FAS 5 will be followed in accounting for liquidation.

Response.  The Fund confirms that Codification Topic 450 and FAS 5 will be followed in accounting for liquidation.

7.

Comment. Consider whether the costs of liquidation has a material effect on Fund expenses, and if so, update the Fund 497 filing with a revised fee table and example.

Response.  The Fund Rule 497 filing has been updated to reflect the costs of liquidation.

8.

Comment. Consider expanding the Fund 497 filing to include narrative regarding: (i) tax implications of making purchases prior to the Liquidation Date, and (ii) a statement regarding additional expenses that might be incurred by purchasing prior to Liquidation Date.

Response.  The Fund Rule 497 filing has been updated to reflect this comment.

9.

Comment. Disclose an estimate of cost of the liquidation, and the cost of the proxy solicitation in the Proxy Statement.

Response.  The Proxy Statement has been revised to address this comment.  In particular, the following disclosure has been added to the bottom of page 1 of the Proxy Statement:

The estimated cost of the liquidation of the Fund is $ 59,700.  The estimated cost of proxy solicitations is $ 4,700.

10.

Comment. Confirm that the Fund understands that Section 22 on the Investment Company Act of 1940 applies to the liquidating distribution

Response.  The Fund confirms that it understands that Section 22 on the Investment Company Act of 1940 applies to the liquidating distribution.

11.

Comment. Confirm that the Fund will use reasonable efforts to locate all shareholders.

Response.  The Fund confirms that it will use reasonable efforts to locate all shareholders.

12.

Comment. Confirm that the Fund will stay current in in all filing obligations until the Fund receives an N-8F order, and that the Fund will file a final Form N-SAR.

Response.  The Fund confirms that it will stay current in in all filing obligations until the Fund receives an N-8F order, and that the Fund will file a final Form N-SAR.

13.

Comment. Confirm that the Fund will file Form N8-F upon liquidation, and will mark its EDGAR series and class identifiers as inactive.

Response.  The Fund confirms that it will file Form N8-F upon liquidation, and will mark its EDGAR series and class identifiers as inactive.

14.

Comment. Add disclosure in the Proxy Statement regarding the potential tax impact of the liquidation on investors in retirement accounts.

Response.  The Proxy Statement  has been revised to address this comment.  In particular, the following disclosure has been added to page 5 of the Proxy Statement, under the heading “Federal Income Tax Consequences”:

If you are a retirement plan investor, you should consult your tax advisor regarding the consequences of a redemption of Fund shares, or the receipt of a liquidating distribution. If you receive a distribution from an Individual Retirement Account or a Simplified Employee Pension (SEP) IRA, you must roll the proceeds into another Individual Retirement Account within sixty (60) days of the date of the distribution in order to avoid having to include the distribution in your taxable income for the year. If you receive a distribution from a 403(b)(7) Custodian Account (Tax-Sheltered account) or a Keogh Account, you must roll the distribution into a similar type of retirement plan within sixty (60) days in order to avoid disqualification of your plan and the severe tax consequences that it can bring. If you are the trustee of a Qualified Retirement Plan, you may reinvest the money in any way permitted by the plan and trust agreement.  If you have questions or need assistance, please contact your financial advisor.

Consistent disclosure also has been added to the Fund’s Rule 497 filing.

The Fund hereby provides the following representations in connection with the Staff’s review of and comments on the PRE14A: the Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the proxy materials, (ii) Staff comments or changes to disclosure in response to Staff comments in the proxy materials reviewed by the Staff do not foreclose the SEC from taking any action with respect to the proxy materials, and (iii) such Fund may not assert Staff comments with respect to the proxy materials as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, we understand that you are requesting an acknowledgement, such as the one in the preceding paragraph, from all companies the filings of which are being reviewed by the Staff, and that your request and the foregoing acknowledgement should not be construed as confirming that there is or is not in fact an inquiry, investigation, or other matter pending which involves the Fund.

Thank you for your consideration.

Sincerely,

/s/ Mark F. Costley

Mark F. Costley

MFC/ttb